EXHIBIT 2.6
CERTIFICATE OF CONVERSION
OF
MILAGRO MEZZ, LLC
     Pursuant to Section 265 of the Delaware General Corporation Law (the “DGCL”), Milagro Mezz, LLC, a Delaware limited liability company (the “LLC”), adopts the following Certificate of Conversion for the purpose of converting itself into a Delaware corporation (the “Conversion”):
1.	The LLC was originally formed in the state of Delaware on October 26, 2007.

2.	The name of the LLC immediately prior to the filing of this Certificate of Conversion is Milagro Mezz, LLC.

3.	The name of the domestic corporation as set forth in its Certificate of Incorporation is Milagro Mezz, Inc.

4.	The Conversion shall be effective as of 11:59 p.m., Eastern Daylight Time, on October 8, 2009.
[Signature page follows]

     IN WITNESS WHEREOF, this Certificate of Conversion has been executed this 7th day of October, 2009.

MILAGRO MEZZ, LLC
/s/ Robert L. Cavnar
Robert L. Cavnar
Chief Executive Officer